U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Ladies and Gentlemen:

We have read Item 1 of the Form 6-K dated September 14, 2022 (the “Form 6-K”) of Pacific Booker Minerals Inc. (the “Company”) and are in agreement with the statements contained in Item 1. We have no basis to agree or disagree with other statements of the Company contained in the Form 6-K.

Charted Professional Accountants

Vancouver, Canada

September 14, 2022